1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

March 12, 2019

VIA EDGAR

Mr. James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,021

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,021 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares Focused Value Factor ETF (the “Fund”), a series of the Trust.

The SEC staff (the “Staff”) provided comments to the Trust on February 13, 2019, with an additional discussion on February 25, 2019. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response, which is applicable to the Fund. Capitalized terms have the meanings assigned in the Fund’s prospectus (the “Prospectus”) unless otherwise defined in this letter.

Comment 1: Please provide the Staff with a completed fee table and cost example at least one week before effectiveness.

Response: As requested, the Trust has provided a completed fee table and cost example at least one week prior to the filing becoming effective.

Comment 2: The Staff notes that if the expenses incurred indirectly by the Fund as a result of its investments in money market funds exceed 0.01 percent (one basis point) of average net assets,

NEW YORK    WASHINGTON    HOUSTON    PALO ALTO    PARIS    LONDON    FRANKFURT    BRUSSELS    MILAN     ROME

Securities and Exchange Commission

March 12, 2019

the Fund should add the line item “Acquired Fund Fees and Expenses” to the fee table with an estimate of the expenses. If there are expenses of one basis point or less, please confirm to the Staff that these amounts are included in the calculation of “Other Expenses.” See Instruction 3(f) to Item 3 of Form N-1A.

Response: The Trust confirms that to the extent Acquired Fund Fees and Expenses do not exceed one basis point, these amounts are included in the calculation of “Other Expenses.”

Comment 3: For “Equity Securities Risk,” the Staff suggests that you use the more specific term “common stock” as opposed to “equity securities.” The Prospectus discloses that the Underlying Index is comprised of common stocks, but the Trust does not identify the securities that the Fund invests in.

Response: The Trust respectfully notes that the Fund may invest in certain equity securities other than common stocks and that the Underlying Index may in the future include equity securities other than common stocks. For these reasons, the Trust respectfully declines to make the requested change.

Comment 4: The Staff believes it would be more beneficial if the Fund’s principal risks are reordered based on the level of risk, with the most significant risks to the Fund listed first. The level of risk should be based on a reasonable assessment of both (i) the amount of loss the Fund may incur as a result of the risk; and (ii) the likelihood of the event giving rise to the risk. We believe that listing risks based on the level of significance will benefit investors by putting them on notice as to which risks they should be most concerned about. Also, placing the most significant risks toward the beginning of the principal risk disclosure increases the likelihood that an investor will read that risk. In particular, the Staff believes that the risks associated with the value investing style are particularly significant for the Fund and should not be last. We note that the Director of the Division of Investment Management has recently addressed the practice of some funds of listing risk factors in alphabetical order. See https://www.sec.gov/news/speech/speech-blass-102518.

Response: The Trust has reviewed the risk disclosure and respectfully submits that the current order of the risk factors is appropriate. In response to the Staff’s comment, the Trust has revised the disclosure to add the following to the sections entitled “Fund Overview – Summary of Principal Risks,” “A Further Discussion of Principal Risks,” “A Further Discussion of Other Risks,” and “General Considerations and Risks”:

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

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Securities and Exchange Commission

March 12, 2019

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre

Dean Caruvana

Michael Gung

James Hahn